LATHAM & WATKINS llp	9 Raffles Place #42-02 Republic Plaza Singapore 048619
Tel: +65.6536.1161 Fax: +65.6536.1171 www.lw.com

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File No. 041135-0005
VIA EDGAR AND FACSIMILE (202) 772 9210
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Kathleen Collins, Accounting Branch Chief Jennifer Thompson, Division of Corporate Finance Evan Jacobson, Staff Attorney David Orlic, Special Counsel
Re:	WNS (Holdings) Limited Form 20-F for the Fiscal Year Ended March 31, 2007 filed June 26, 2007 Form 6-K filed February 8, 2008 File No. 1-32945
Ladies and Gentlemen:
     We are counsel to WNS (Holdings) Limited, a company organized under the laws of Jersey, Channel Islands (the “Company”).
     On behalf of the Company, set forth below is the Company’s responses to the Staff’s comment letter dated February 28, 2008. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.
Form 20-F for the Fiscal Year Ended March 31, 2007
Item 5. Operating and Financial Review and Prospects, page 35
General
1.	Item 5.D. of Form 20-F requires registrants to include in their Operating and Financial Review and Prospects disclosure a discussion of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on a company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. See also SEC Release No. 33-6835. Please tell us what

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consideration you gave to including in this section a specific discussion of these factors.

The Company advises the Staff that it has considered the following factors in its discussion in this section of its annual report on 20-F for the fiscal year ended March 31, 2007 (“Fiscal 2007 20-F”) and identifies the specific discussion of these factors in the Fiscal 2007 20-F:
•	The Company’s share of revenue less repair payments from North America has grown to 36.8% in fiscal 2007 from 28.3% in fiscal 2005. At the time of the filing of the Fiscal 2007 20-F, the Company expected this trend to continue on revenue less repair payments in the future and disclosed this in “—Overview —Revenue — Revenue by Geography” of this section on page 38 of the Fiscal 2007 20-F.

•	In July 2006, the Company entered into a contract with one of its major clients, British Airways, to replace their prior contract that was due to expire in March 2007. Under the new contract, the parties agreed to change the basis of pricing for a portion of the contracted services over a transition period from a “per full time equivalent basis” to a “per unit transaction basis.” At the time of the filing of the Fiscal 2007 20-F, the Company believed the change could have the effect of reducing the amount of revenue that it receives under this contract for the same level of services, but at the same time, the change would also allow it to share benefits from increases in efficiency in performing services under this contract. The Company was unable to ascertain the net effect of the change in the basis of pricing at the time of the filing of the Fiscal 2007 20-F given the limited period of providing contracted services under this new contract. In addition, the effect of the change in the basis of pricing depends on the nature of the services (e.g. their scale and complexity) provided by the Company under the contract, which may vary from time to time. However, the Company has disclosed its view of the possible effects of the change in the basis of pricing in “—Overview — Revenue — Our Contracts” of this section on page 39 of the Fiscal 2007 20-F.

•	The Company considers salary levels in India and its ability to efficiently manage and retain its employees to significantly influence its cost of revenue. At the time of the filing of the Fiscal 2007 20-F, the Company expected its employee costs to increase as it continued to increase its headcount to service additional business and as wages continued to increase in India and disclosed this in “—Overview — Expenses — Cost of Revenue” of this section on page 40 of the Fiscal 2007 20-F.

•	The Company’s selling, general and administrative (“SG&A”) expenses primarily comprised employee costs for sale and marketing, general and administrative and other support personnel, travel expenses, legal and professional fees, share-based compensation expense, brand building expenses and other general expenses not related to cost of revenue. At the time of the filing of the Fiscal 2007 20-F, the Company expected SG&A expenses as a proportion of revenue less repair payments to continue to

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decline over the next few years. The Company also expected such employee costs for general and administrative and other support personnel to increase in fiscal 2008 but at a lower rate than the increase in its revenue less repair payment. In addition, the Company expected its employee costs associated with sales and marketing and related travel costs to increase in fiscal 2008, and the variable component of the sales team costs (that is based on the achievement of business targets set at the beginning of each fiscal year) to increase in line with the overall business growth. The Company disclosed these factors in “—Overview — Expenses — SG&A Expenses” of this section on page 40 of the Fiscal 2007 20-F.
Results of Operations, page 45
2.	We note your analysis of results of operations on both a consolidated and a segmental basis. Where you list more than one factor as contributing to a change in your results, please quantify the impact of each factor, where possible, to provide your readers with greater context for understanding your results.

The Company notes the Staff’s comment and advises the Staff that in its analysis of results of operations in future filings on Form 20-F, where it lists more than one factor as contributing to a change in its results, it will, as requested, quantify the impact of each factor, where possible. The Company supplementally provides to the Staff in Exhibit A hereto its proposed presentation for its future filings on Form 20-F in response to this comment marked to show changes against the relevant disclosure in its Fiscal 2007 Form 20-F.

3.	We note the discussion of your contracts on page 38. We note that most of your client contracts are for multiple years. We also note that while these contracts can typically be terminated by your clients with or without cause, you tend to have long-term relationships with your clients. In light of these statements, please tell us how you considered disclosing your backlog and analyzing changes in your backlog as part of providing context around changes in your revenues from year to year. We remind you that one of the primary objectives of MD&A is to give readers a view of the company through the eyes of management, and to do this, companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. Please refer to Item 303(a) of Regulation S-K and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm, and advise us of your intentions, if any, to revise your MD&A disclosures.

The Company supplementally advises the Staff that while its clients customarily provide one to three month rolling forecasts of their service requirements, its customer contracts do not generally provide for a committed minimum volume of business or committed amounts of revenues. The Company’s clients are not committed to place orders for the volume of transactions indicated in the forecasts of services requirements that they provide to the Company and they may change their forecasts at any time. The Company’s clients place orders for service requirement on an as needed basis. In cases where the customer contract provides for a minimum volume of business, there are termination at will provisions in the individual

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statements of work which continue to apply, and permit the customer to terminate an individual statement of work without cause upon notice. As a result of the aforesaid reasons, the Company is not able to analyze changes in backlog from year to year.

4.	We read on page 8 that your profit margin is largely a function of your asset utilization, and one of the most significant components of your asset utilization is your seat utilization rate. In light of these statements, please tell us how you considered disclosing your asset utilization rate or your seat utilization rate and analyzing changes in these rates as part of providing context around changes in your profitability from year to year. In this regard, we note your disclosure of built up seats and used seats in your interim financial statements within your Form 6-K filed February 8, 2008. We remind you that one of the primary objectives of MD&A is to give readers a view of the company through the eyes of management, and to do this, companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. We further remind you that these key variables and other factors may be non-financial. Please refer to Item 303(a) of Regulation S-K and to our Release 33-8350, and advise us of your intentions, if any, to revise your MD&A disclosures.

The Company supplementally advises the Staff that in its future filings on Form 20-F, it will, as requested, revise its MD&A disclosure to include the additional disclosure below after the section “—Overview — Expenses.”
“Operating Data
Our profit margin is largely a function of our asset utilization and the rates we are able to recover for our services. One of the most significant components of our asset utilization is our seat utilization rate which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations. Generally, an improvement in the seat utilization rate will improve our profitability unless there are other factors which increase our costs such as an increase in lease rentals, large ramp-ups to build new seats, and increases in costs related to repairs and renovations to our existing or used seats. In addition, an increase in seat utilization rate as a result of an increase in the volume of work will generally result in a lower cost per seat and a higher profit margin as the total fixed costs of our built up seats remain the same while each seat is generating more revenue.

The following table presents certain operating data as of the dates indicated:

	As of March 31,
	2007	2006	2005
Total head count	15,084	10,433	7,176
Built up seats (1)	8,794	6,534	4,603
Used seats (1)	7,769	5,004	3,832
Seat utilization rate (2)	1.7	1.6	1.6

Notes:

(1)	Built up seats refer to the total number of production seats (excluding support functions like Finance, Human Resource and Administration) that are set up in any premises. Used seats refer to the number of

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built up seats that are being used by employees. The remainder would be termed “vacant seats.” The vacant seats would get converted into used seats when we acquire a new client or increase head count.

(2)	The seat utilization rate is calculated by dividing the total head count by the number of built up seats to show the rate at which we are able to utilize our built up seats.”
5.	We note your analysis of segmental operating income on pages 49 and 50. Please consider providing your readers with better insight into the impact of segmental cost of revenues as opposed to segmental selling, general and administrative expenses when analyzing changes in your segmental operating income, particularly if these types of expenses experience differing trends. Please also disclose either here or in your segment footnote how centrally incurred costs such as selling, general and administrative expenses are allocated to your reportable segments, as we believe this provides your readers with important insight into your determination of segmental operating income. Refer to paragraph 31(b) of SFAS 131.

The Company advises the Staff that in its future filings on Form 20-F, it will, as requested, revise its segmental disclosure to provide a breakdown of cost of revenues and SG&A expenses on a segmental basis. Substantially all SG&A expenses are incurred and recorded for each reportable segment separately. The salary costs of the Company’s employees who are not designated as belonging to either of the business segments, such as our Group Chief Executive Officer and Group Chief Financial Officer, are allocated to the WNS Global BPO segment as substantially all of their work done for the Company relates to this business segment. The Company has certain corporate office expenses comprising primarily of salary costs of employees who had spent time performing services related to both the WNS Global BPO segment and the WNS Auto Claims BPO segment. However, as the costs allocable to the WNS Auto Claims BPO segment were insignificant, representing approximately 1% of the SG&A expenses allocable to the WNS Auto Claims BPO segment for each of fiscal 2007, 2006 and 2005, these costs were not allocated to the WNS Auto Claims BPO segment. Other than these insignificant corporate office expenses, there are no centrally incurred SG&A expenses that require allocation between the two reportable segments. The Company supplementally provides to the Staff in Exhibit A hereto its proposed presentation for its future filings on Form 20-F in response to this comment marked to show changes against the relevant disclosure in its Fiscal 2007 Form 20-F.
Liquidity and Capital Resources, page 52
6.	Please refer to your analysis of cash flows from operating activities. We remind you that you should analyze the underlying reasons for changes in your cash flows and explain the variability in your cash flows, rather than merely reciting the information seen on the face of your cash flow statement. Please refer to Section IV of our Release 33-8350 and tell us of your intentions, if any, to revise your disclosures accordingly.

The Company advises the Staff that in its future filings on Form 20-F, it will, as requested, revise its analysis of cash flows from operating activities to analyze the underlying reasons for changes in its cash flows and explain the variability in its cash flows. The Company supplementally provides to the Staff in Exhibit A hereto its

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proposed presentation for its future filings on Form 20-F in response to this comment marked to show changes against the relevant disclosure in its Fiscal 2007 Form 20-F.
Item 6 — Directors, Senior Management and Employees, page 54
7.	On page 57 of this section you disclose the aggregate compensation paid to your executive officers and directors during fiscal 2007, but you do not provide such information on an individual basis for your directors and members of your administrative, supervisory, or management bodies. See Item 6(B) of Form 20-F. Please tell us whether individual disclosure is required in your home country or has otherwise been made by you.

The Company advises the Staff that it is not required to disclose annual compensation on an individual basis for its directors and executive officers in its home country, Jersey, Channel Islands. However, each company incorporated in India is required to disclose in its statutory annual accounts to the Registrar of Companies (the “ROC”) in the state of India where its registered office is located, the annual compensation of any of its employees whose compensation exceeds Indian Rupees 2,400,000 per year. In fiscal 2007, three of the Company’s executive officers named in its Fiscal 2007 20-F, Zubin Dubash, then Group Chief Financial Officer, Anup Gupta, Chief Executive Officer — Travel Services, and Arjun Singh, Chief Executive Officer — BFSI, were employed by WNS Global Services Private Limited, one of the Company’s subsidiaries incorporated in India. Each of these executive officers had annual compensation in excess of Indian rupees 2,400,000 per year and each of their annual cash compensation was disclosed in WNS Global Services Private Limited’s statutory annual accounts for fiscal 2007 filed with the ROC. Although such individual annual compensation disclosure was not made on the basis that they were executive officers of the Company, the Company supplementally advises the Staff that it will revise its future filings on Form 20-F to disclose the individual annual compensation for those of its directors and executive officers whose individual annual compensation is required to be disclosed to the ROC or is otherwise made by the Company.

8.	We note that you have not provided the date of expiration of the current term of office for directors and members of your administrative, supervisory, or management bodies. See Item 6(C) of Form 20-F. On page 63 of this section you disclose that the term of office of your directors is divided into three classes, and disclose when the terms for each class expire, but you do not identify the directors included in each class. Please explain the current classification of your board.

The Company supplementally advises the Staff that the directors for the fiscal year ended March 31, 2007 are classified as follows:
•	Class I: Mr. Guy Sochovsky, Mr. Richard O. Bernays and Sir Anthony Armitage Greener.

•	Class II: Mr. Ramesh N. Shah and Mr. Neeraj Bhargava.

•	Class III: Mr. Jeremy Young, Mr. Eric B. Herr and Mr. Deepak S. Parekh.

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The Company further supplementally advises the Staff that in its future filings on Form 20-F, it will, as requested, revise its disclosure of the classification of its board to identify the directors included in each class.
Item 18 — Financial Statements
Note 11 — Share Based Compensation, page F-23
9.	We note your discussion of the general terms of your share-based incentive plans on page F-23 and have the following comments:
•	Please tell us, and disclose to your readers, whether your plans specify if awards may be granted below fair market value, and whether you have granted awards below fair market value in any of the periods presented. In this regard, we note that you recognized stock compensation in 2006 and 2005 even though you were accounting for awards at that time under APB 25.

•	Please also tell us, and briefly disclose to your readers, how you determined fair market value for each of the periods presented. In this regard, we note that your ADSs were not publicly traded before July 2006, so we assume that fair market value was determined by management in these periods.
The Company advises the Staff that it has two share-based incentive plans, namely the 2002 Stock Incentive Plan adopted on July 1, 2002 and the 2006 Incentive Award Plan adopted on June 1, 2006. Under the 2002 Stock Incentive Plan, awards may be granted below fair market value with the approval of the Company’s board of directors and the Company has granted awards below fair market value. Prior to the Company’s initial public offering in July 2006, the fair value of the Company’s ordinary shares was determined at the time of grant of the awards. The intrinsic value of these awards was recognized as stock compensation expense in accordance with APB 25. Under the 2006 Incentive Award Plan, awards may not be granted below fair market value.

The Company advises the Staff that in its MD&A disclosure in its annual report on Form 20-F for the fiscal year ending March 31, 2008 (“Fiscal 2008 20-F”), it will, as requested, include the following additional disclosure on how the Company had determined the fair market value of its ordinary shares prior to July 2006, which was disclosed in its prospectus in connection with its initial public offering July 2006:

“Share Based Compensation

For periods prior to the Company’s initial public offering in July 2006, the fair value of the Company’s ordinary shares was determined at the time of grant of the stock options under the 2002 Stock Incentive Plan. During fiscal 2006, the Company issued stock options under the 2002 Stock Incentive Plan with exercise prices as follows:

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				Weighted
		Weighted	Weighted	average
	Number of	average	average fair	intrinsic value
Grants made during the quarter ended:	options granted	exercise price	value per share	per share
June 30, 2005	160,500	$5.44	5.65	$0.21
September 30, 2005	828,100	6.27	6.27	—
December 31, 2005	45,479	6.07	6.07	—
March 31, 2006	447,400	11.72	11.99	0.27
The intrinsic value method was used to recognize the stock compensation expense over the vesting period of those options.

We applied a methodology that considered a set of factors to determine the fair value of our shares at the time we granted the stock options to our employees. Because we were a private company at the time of the grants and were in a growth phase, such methodology considered a range of factors that we believe impacted the value of our shares. If available, we considered recent sales of stock to third parties to be a strong form of evidence of the fair value of our shares. In the absence of contemporaneous third party sales of stock, we believe that historical and projected revenue provided a reliable and relevant measure to determine the fair value of the Company as a whole, which was then used to compute the per share fair value. Other factors considered in determining fair value included:
•	Achievement of major milestones by the Company, such as key new client wins and acquisitions;

•	Public company comparables and private market transactions for sale of equity;

•	The absence of a public trading market for our shares;

•	Our recent operating results at the time of a grant;

•	The fact that we are majority owned by a single shareholder; and

•	The likelihood of the Company selling our shares to the public in the future.
The Company consistently applied a valuation methodology on a contemporaneous basis. Our valuation did not change significantly during the quarters ended June 30, 2005 and September 30, 2005, as there were no significant milestones beyond our last significant milestone of having completed the migration of a significant contract in February 2005.

On November 16, 2005, we completed our acquisition of Trinity Partners and began to integrate its operations into the Company. We also had client wins in December 2005 that revised our projected revenues. We estimated the fair value of our ordinary shares at December 31, 2005 to be $9.50 to take into consideration these factors as well as the appointment of advisors in preparation for an initial public offering. We used the fair value of our ordinary shares at December 31, 2005 to determine the intrinsic value of 35,000 options granted in early January 2006. In February 2006, we

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granted 412,400 options with an exercise price of $12.20. We determined the fair value of our ordinary shares in February 2006 to be $12.20 taking into consideration the new client wins in January and February 2006, substantial progress with respect to the Trinity Partners integration and the commencement of diligence and other preparations for an initial public offering.”

10.	We note your discussion of restricted shares units on page F-25. Please tell us how you considered the disclosure requirements of paragraph A240(b)(2) of SFAS 123R for these awards, and ensure that you provide all disclosures required by SFAS 123R.

The Company supplementally advises the Staff that in its future filings on Form 20-F, it will, as requested, revise its disclosure on restricted share units to include the following additional disclosure required by SFAS 123R:

“The weighted average grant date fair value of RSUs granted during the year ended March 31, 2007 was $22.26 per ADS. There were no grants of RSUs during the years ended March 31, 2006 and 2005.”
Note 14 — Segments, page F-27
11.	We note your disclosures concerning major customers on page F-28 and have the following comments:
•	We note that you have two customers who accounted for more than 10% each of your total revenue during fiscal year 2007. It is unclear to us that your disclosure of customers who accounted for “more than 10%” satisfies the requirements of paragraph 39 of SFAS 131. In this regard, you should disclose the total amount of revenues from each such customer, or the percentage of total revenues from each such customer, similar to your disclosure for fiscal year 2006.

•	Please tell us what percentage of your accounts receivable at March 31, 2007 was related to your two major customers who accounted from more than 10% each of your total revenue during fiscal year 2007. If this amount is 10% or more for either of your major customers, please consider disclosing this concentration to your investors as we believe this provides useful information.
The Company supplementally advises the Staff that in its future filings on Form 20-F, it will, as requested, include the following additional disclosure:

Following the table on page F-28:

“Two customers in the WNS Auto Claims BPO segment accounted for 18% and 17% each of the Company’s total revenue for the year ended March 31, 2007. The receivables from these two customers comprised 6.9% and 5.2% of the Company’s total accounts receivables as of March 31, 2007.”

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Following the sentence, “One customer in the WNS Global BPO segment accounted for 13% of the Company’s total revenue for the year ended March 31, 2006” below the table on page F-29:

“The receivables from this customer comprised 6.0% of the Company’s total accounts receivables as on March 31, 2006.”
Item 19 — Exhibits, page 99
12.	You state on page 37 that AVIVA and Travelocity each represented more than 10% of your revenue in fiscal 2007. Please tell us whether you are substantially dependent on your contracts with these customers. If so, please tell us why you determined not to file these agreements as exhibits to your annual report. See Item 4(b)(ii) of the Instructions as to Exhibits for Form 20-F. A description in your annual report of the material terms of these agreements would also appear warranted. Please advise.

The Company would like to draw the attention of the Staff to its response dated May 12, 2006 to the Staff’s comments contained in its letter, dated as of May 8, 2006, on the Company’s draft registration statement on Form F-1 confidentially submitted on April 28, 2006 in connection with its initial public offering. The Company continues to believe that its business is not substantially dependent (when viewed within the provisions of Item 4(b)(ii) of the Instructions as to Exhibits for Form 20-F) upon any one master services agreement or individual statement of work / service level agreement and would like to respectfully reiterate the position articulated in the aforesaid response.

AVIVA accounted for 7.1% of the Company’s revenue and 11.3% of the Company’s revenue less repair payments, and Travelocity accounted for 7.6% of the Company’s revenue and 12.2% of the Company’s revenue less repair payments in the fiscal year ended March 31, 2007.

As described in the Company’s prior response letter, the Company’s contractual arrangements with each of AVIVA and Travelocity consist of a master services agreement and multiple individual statements of work / work orders / service level agreements. As a general matter, the revenue contribution attributable to each of the foregoing clients is spread over multiple statements of work, each of which are stand-alone agreements existing beneath the master services agreement. These contractual arrangements are discussed in more detail below.

AVIVA

The Company entered into two separate master services agreements (called insurance services framework agreements) with AVIVA, in May and October 2004. The master services agreements are terminable upon the exercise of AVIVA’s option to acquire the Company’s facilities providing the business process outsourcing services to AVIVA described below. The master services agreements contemplate that the Company will build and operate outsourcing facilities for AVIVA according to the procedures and outputs / deliverables as specified and agreed from time to time between the parties. These specifications are set out in approximately 26 individual work orders which the Company has entered into beneath these master services

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agreements. The Company does not believe it is substantially dependent on any of these individual work orders.

There is no minimum volume commitment in the AVIVA master services agreements (although AVIVA is obligated to compensate the Company for certain budgeted capital and operating expenses per full time employee assigned to this project). In connection with these contracts, the Company has also entered into related shareholders agreements, pursuant to which the Company has granted AVIVA two options exercisable during the period from the date falling 30 months to the date falling 78 months after the execution of the relevant master services agreement. These options permit AVIVA to acquire the relevant delivery centre, operations and employees in Pune and Sri Lanka, respectively, related to the business process services performed by the Company for AVIVA. These options may be exercised independently of each other, and the Company does not believe that its business is substantially dependent upon AVIVA not exercising either or both of these options.

On January 1, 2007, AVIVA exercised its call option requiring the Company to transfer the Sri Lanka facility to AVIVA and effective July 2, 2007, the Company transferred the Sri Lanka facility to AVIVA. AVIVA may give the Company notice to exercise its call option regarding the remaining Pune facility at any time on or after April 1, 2008. If the option to transfer the Pune facility is exercised, the Company will be required to transfer the Pune facility to AVIVA one month after the date of exercise of the option, unless AVIVA revokes its notice of exercise during the call option notice period. These options are disclosed in the Fiscal 2007 20-F, as well as in the Company’s financial statements.

Travelocity

The Company entered into a master services agreement with Travelocity’s parent company in January 2004. The master services agreement contemplates eight individual statements of work, three of which have individual expiration dates in December 2010 and the rest have individual expiration dates in May 2008, December 2008, June 2009, December 2009 and May 2014. The services to be rendered pursuant to these individual statements of work principally relate to various call center, pricing and fare management functions. The Company does not believe it is substantially dependent on any of these individual statements of work.

The individual statements of work contain minimum volume commitments based on rolling revenue, volume and full time employee forecast formulations. These forecasts are prepared and agreed upon on annual, quarterly or monthly basis, depending on the specific requirements of the individual statement of work. However, notwithstanding these minimum volume commitments, there are also termination at will provisions in the individual statements of work which continue to apply, and permit Travelocity’s parent company to terminate an individual statement of work without cause upon 180 days’ notice. There is also a general overarching provision in the master services agreement which permits Travelocity’s parent company to terminate the entire contractual relationship upon 180 days’ notice. As noted in the Company’s prior response, the Company believes these termination rights dilute the impact of the minimum volume commitment.

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To summarize: The Company respectfully maintains that there is a meaningful distinction between the client relationships and the types of work which the Company performs for its clients, and the written contractual arrangements which the Company has with its clients. The Company continues to believe that it is the nature of the services performed (i.e., their scale and complexity) coupled with the practical difficulties, risks and costs associated with switching processes in-house or to other service providers which makes the Company’s client relationships reasonably “sticky” or long-term in nature, notwithstanding that its contractual relationships may be terminable at will or have no applicable minimum volume or revenue commitment.

Accordingly, the Company respectfully reiterates its prior response that, although various client relationships may be material to the Company, the Company does not believe that any provision of Item 4(b)(ii) of the Instructions as to Exhibits for Form 20-F would require the master services agreements or individual statements of work / work orders with AVIVA or Travelocity to be filed.

13.	You have not included as exhibits to your Form 20-F your management contracts or compensatory plans in which your directors or members of your administrative, supervisory, or management bodies participate. See Item 4(c) of Instructions as to Exhibits for Form 20-F. Please tell us whether public filing of these contracts is required in your home country or has otherwise been made by you.

Other than the disclosure required by WNS Global Services Private Limited as set forth in the Company’s response to the Staff’s comment 7 above, neither the Company nor any of its subsidiaries is required to publicly file or disclose the employment contract between the Company and any of its executive officers.
Exhibits 12.1 and 12.2
14.	In identifying and certifying individual at the beginning of these certifications, you include the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

The Company advises the Staff that it will, as requested, revise its future filings on Form 20-F to omit the individual’s title from the identification of the certifying individual at the beginning of the certification.

15.	You make several references in paragraphs 2 and 4 of your certifications to your “annual report.” In future filings, paragraphs 2 and 4 of your certifications should trace the language of Item 12 of Instructions as to Exhibits for Form 20-F.

The Company advises the Staff that it will, as requested, revise its future filings on Form 20-F to trace the language of Item 12 of Instructions as to Exhibits for Form 20-F for paragraphs 2 and 4 of the certifications.
Form 6-K filed February 8, 2008
Financial Statements for the Nine Months Ended December 31, 2007

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Note 4 — Stock-Based Compensation
16.	We note that your assumed volatility has significantly decreased during fiscal year 2008. However, based on your description of how you determine volatility, your methodology does not appear to have changed from March 31, 2007. Please tell us, and disclose in your upcoming March 31, 2008 Form 20-F, why your volatility has decreased so significantly.

The Company supplementally advises the Staff that historically, it calculated the volatility based on the historic volatility of similar public companies for the expected term of the options as it did not have its own share volatility data for such term prior to the Company’s initial public offering in July 2006. The expected life of options until March 31, 2007 was based on the mid point of the vesting and the contracted terms of options in accordance with SAB 107 which was approximately 6 years. Effective April 1, 2007, the expected term is based on the Company’s historic exercise pattern because the Company believes that such historic patterns are more representative of the expected life of options which is approximately 3.5 years. The reduction in the expected term of the option from 6 years to 3.5 years has the effect of reducing stock volatility over that period.

The Company supplementally advises the Staff that it will, as requested, revise its disclosure in its Fiscal 2008 20-F to include the reasons stated above for the decrease in its stock volatility.
Note 5 — Loss of Client
17.	We note your discussion of the loss of your client First Magnus Financial Corporation (FMFC) and have the following comments:
•	We read that you recorded an impairment charge of $9,106 for the goodwill and $6,359 for the intangibles related to the acquisition of Trinity Partners. Please tell us, and clarify for your readers in your upcoming March 31, 2008 Form 20-F, whether this represents all of the goodwill and other intangible assets associated with the acquisition of Trinity Partners. If there is any goodwill or other tangible assets associated with this acquisition that were not impaired, please explain to us in detail how you determined such amounts were not impaired.

•	We read that you recorded a provision for doubtful accounts of $1,398 for accounts receivable from FMFC for services rendered through June 2007, and that you have not recognized any revenue for services rendered after June 2007. Please tell us, and clarify for your readers in your upcoming March 31, 2008 Form 20-F, whether you have recorded a provision for doubtful accounts for all accounts receivable from FMFC. If there is any amount of accounts receivable from FMFC that you have not recorded a provision against, please explain to us in detail how you determined this was appropriate given that FMFC has declared bankruptcy.

March 24, 2008

LATHAM & WATKINS llp

•	We note that FMFC is a US mortgage service company, and we note your discussion of the ongoing difficulties in the US mortgage industry. Based on your disclosures, it appears that you have other clients that are in the financial services industry. Please explain to us in detail, and disclose in your upcoming March 31, 2008 Form 20-F, how you have evaluated whether additional impairments of goodwill, other intangible assets, or accounts receivable are needed related to your financial services clients. We remind you that your MD&A analysis should address any known trends or uncertainties that have had or that you reasonably expect will have a material impact on your results or liquidity. Also tell us how you will consider the disclosure requirements of SOP 94-6 when preparing your upcoming March 31, 2008 Form 20-F.
The Company supplementally advises the Staff the following:
(a)	The Company will, as requested, revise its disclosure in its Fiscal 2008 20-F to clarify to the readers that all goodwill and other intangible assets related to the acquisition of Trinity Partners was impaired and the entire balances were recorded as an impairment charge in the statement of operations.

(b)	The Company will, as requested, revise its disclosure in its Fiscal 2008 20-F to clarify to the readers that it has provided an allowance for doubtful accounts for the entire amount of accounts receivable from FMFC.

(c)	The Company’s remaining business with clients in the U.S. mortgage industry is not significant. Remaining clients in this industry are expected to represent approximately 5% of the Company’s total revenues for the year ending March 31, 2008. Amounts due from these clients are current and the Company does not believe any provisions for doubtful accounts are necessary. In addition, the Company no longer has any goodwill or intangible assets related to clients in the U.S. mortgage industry.

The Company further supplementally advises the Staff that, as described in the paragraph above, total revenue from its remaining business with existing clients in the mortgage industry is expected to represent approximately 5% of its total revenues for the year ending March 31, 2008 and less than 5% of the Company’s total revenues for the year ending March 31, 2009. At the present time, the Company does not believe that the volume of business with clients in this industry will have a significant impact on known trends and uncertainties. The Company will continue to monitor its clients in this industry and will consider the applicable disclosure requirements of SOP 94-6 at the time of the filing of the Fiscal 2008 20-F.
Note 13 — Transfer of Delivery Center to AVIVA
18.	We note your discussion of the sale of your Sri Lanka facilities, contained within your subsidiary WNS CS, to AVIVA at the net asset value and have the following comments:

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LATHAM & WATKINS llp

•	Please tell us, and disclose in your upcoming March 31, 2008 Form 20-F, how you determined the net asset value of these operations.

•	Please provide us with your analysis under SFAS 144 to support that you are not reflecting these operations as discontinued operations within your financial statements. In this regard, it appears that these operations may qualify as a component of an entity in accordance with paragraph 41 of SFAS 144. If these operations qualify as a component of an entity, your response should also address how you considered EITF 03-13.
The Company supplementally advises the Staff the following:
(a)	WNS CS, a wholly-owned subsidiary of the Company, was established at the request of AVIVA to provide BPO services to AVIVA. On July 2, 2007, the Company’s ownership interest in WNS CS was transferred to AVIVA at the net asset value of WNS CS as of the date of the transfer. The net asset value was determined based on the book value of WNS CS which was $2.1 million as of July 2, 2007. The book value of the total assets and total liabilities were $3.6 million and $1.5 million, respectively. The assets consisted primarily of accounts receivables, cash, other advances and prepaid expenses, and plant, property and equipment. The liabilities consisted primarily of accounts payable, accrued expenses and deferred revenue. The Company will, as requested, revise its disclosure in its Fiscal 2008 20-F to clarify to the readers that the net asset value was determined based on the net book value.

(b)	At AVIVA’s request, WNS CS was established by the Company for the purpose of providing BPO services with an option granted by the Company to AVIVA to require the Company to transfer WNS CS, together with the relevant projects and operations of the Sri Lanka facility, to AVIVA. The arrangement to establish a separate entity to perform the AVIVA contract and to hold the Sri Lanka facility was set up at the request of AVIVA solely to facilitate a smooth transfer of the Sri Lanka facility to AVIVA in the event that AVIVA exercises the option and terminates the contract, as AVIVA wanted to retain the flexibility to move the business processes provided by the Company in-house. The Company continues to provide to its other clients the same BPO services that it had provided to AVIVA and has not terminated its operations in the WNS Global BPO segment to provide such BPO services to its clients. In particular, the Company continues to provide BPO services to its other clients from another facility that the Company has in Sri Lanka. The Company considers the AVIVA contract to be similar to its other contracts within the WNS Global BPO segment in terms of services, service delivery methods, use of technology, and long-term gross profit and the Company’s policy is not to view each individual contract as a separate component. Accordingly, the Company has determined that the exercise of the option by AVIVA and the subsequent transfer of the Sri Lanka facility to AVIVA through the transfer of its ownership interest in WNS CS to be analogous to a termination of contract with its client and not a discontinued business operation of a component of an entity as defined in paragraph 41 of SFAS 144 and EITF 03-13 which evaluates the conditions in paragraph 42 of SFAS 144. The Company has disclosed the

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LATHAM & WATKINS llp

revenues and pre-tax profit generated from this contract for the fiscal year ended March 31, 2007 and the period from April 1, 2007 through June 30, 2007 in its Form 6-K.
* * * * *
In connection with this response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (011) 65-6437 5406 if you have any questions or require additional information concerning the foregoing.

Very truly yours,
/s/ Min Yee Ng
Min Yee Ng
of LATHAM & WATKINS LLP

cc:	Ramesh Shah Chairman of the Board WNS (Holdings) Limited

Neeraj Bhargava Group CEO WNS (Holdings) Limited

Alok Misra Group CFO WNS (Holdings) Limited

Kapil K. Jain Ernst & Young

EXHIBIT A
WNS’ PROPOSED REVISED DISCLOSURE FOR FUTURE FILINGS ON FORM 20-F MARKED TO SHOW CHANGES AGAINST THE RELEVANT DISCLOSURE IN WNS’ FORM 20-F FOR THE YEAR ENDED MARCH 31, 2007
Proposed Revised Disclosure in Response to Comments 2 and 5
Fiscal 2007 Compared to Fiscal 2006
Revenue. Revenue in fiscal 2007 was $352.3 million, an increase of 73.7% over revenue of $202.8 million in fiscal 2006. This increase in revenue of $149.5 million was primarily attributable to an increase in revenue from existing clients of $76.6 million on account of an expansion of the number of processes that we executed for these clients and an increase in volumes for the existing processes. The increase in revenue from new clients was $72.9 million. Revenue from the UK, Europe (excluding the UK) and North America (primarily the US) accounted for $189.9 million, $79.0 million and $80.8 million, respectively, of our revenue for fiscal 2007, representing an increase of 49.6%, 210.8% and 64.4%, respectively, from fiscal 2006.
Revenue Less Repair Payments. Revenue less repair payments in fiscal 2007 was $219.7 million, an increase of 48.5% over our revenue less repair payments of $147.9 million in fiscal 2006. This increase in revenue less repair payments of $71.8 million was primarily attributable to an increase in revenue less repair payments from existing clients of $50.3 million on account of an expansion of the number of processes that we executed for these clients and an increase in volumes for the existing processes. The increase in revenue less repair payments from new clients was $21.5 million. Contract prices across the various types of processes remained substantially stable over this period. Revenue less repair payments from the UK, Europe (excluding the UK) and North America (primarily the US) accounted for $110.9 million, $25.3 million and $80.8 million, respectively, of our revenue in fiscal 2007, representing increases of 51.3%, 5.0% and 64.4%, respectively, from fiscal 2006. We realized increases in revenue less repair payments across each of our business units in fiscal 2007, most significantly in our emerging businesses unit, followed by our BFSI business unit and to a lesser degree, in our travel business unit.
Cost of Revenue. Cost of revenue in fiscal 2007 was 77.0% of revenue as compared to 71.9% of revenue in fiscal 2006. Cost of revenue in fiscal 2007 was $271.2 million, an increase of 86.1% over our cost of revenue of $145.7 million in fiscal 2006. Payments made to repair centers increased by $77.7 million to $132.6 million in fiscal 2007 from $54.9 million in fiscal ~~2006~~2006. The increase of $77.7 million was due to the addition of a new client which accounted for $51.4 million of the increase and increased business from existing clients which accounted for the balance of $26.3 million of the increase. Operating employee costs increased by $26.9 million and travel costs increased by $2.7 million over this period due to an increase in headcount. In addition, infrastructure costs increased by $18.1 million due to the opening of two new delivery centers, one each in Pune and Mumbai, and the expansion of existing centers. Share-based compensation costs included in operating employee compensation increased by $0.9 million in fiscal 2007 as compared to fiscal 2006.
Gross Profit. Gross profit in fiscal 2007 was $81.1 million, or 23.0% of revenue, as compared to $57.1 million, or 28.1% of revenue, in fiscal 2006. Gross profit as a percentage of revenue less repair payments was 36.9% in fiscal 2007 compared to 38.6% in fiscal 2006. Gross profit as a percentage of revenue less repair payments decreased by approximately 1.7% in fiscal 2007 as compared to fiscal 2006 primarily on account of $2.4 million of revenue recognized during fiscal 2006 that had been deferred from fiscal ~~2005 and higher~~2005, an increase in employee costs ~~and~~of $26.9 million and an increase of infrastructure costs~~.~~ of $18.1 million as discussed in the previous paragraph.
SG&A Expenses. SG&A expenses in fiscal 2007 were $52.5 million, an increase of 44.3% over our SG&A expenses of $36.3 million in fiscal 2006. Non-operating employee compensation was higher by $6.7 million and related travel expenses were higher by ~~$9.1~~2.4 million largely on account of our increased marketing efforts and the expansion of our management team. Share-based compensation costs, which are included in non-operating employee compensation, increased by $0.9 million in fiscal 2007 as compared to fiscal 2006. Other SG&A cost elements such as ~~facilities costs, professional fees and~~(i) facilities costs increased by $5.5 million primarily due to the setting up of two new delivery centers, one each in Pune and Mumbai, and the expansion of existing delivery centers, (ii) professional fees increased by $1.3 million and (iii) depreciation increased by $~~7.0~~0.3 million in fiscal 2007 as compared to fiscal 2006. SG&A expenses as a percentage of revenue were 14.9% in fiscal 2007 compared to 17.9% in fiscal 2006. SG&A expenses as a percentage of revenue less repair payments were 23.9% in fiscal 2007 compared to 24.6% in fiscal 2006, as our revenue less repair payments grew more rapidly than our SG&A expenses.
Amortization of Intangible Assets. Amortization of intangible assets was $1.9 million in fiscal 2007, an increase of 121.5% over $0.9 million in fiscal 2006. The increase was primarily on account of intangible assets acquired through our acquisition of Trinity Partners in November 2005.
Operating Income. Income from operations in fiscal 2007 was $26.8 million compared to $19.9 million in fiscal 2006, due to the reasons discussed above. Income from operations as a percentage of revenue was 7.6% in fiscal 2007 as compared to 9.8% in fiscal 2006. Income from operations as a percentage of revenue less repair payments was 12.1% in fiscal 2007 as compared to 13.4% in fiscal 2006. We had recognized $2.4 million of revenue during fiscal 2006 that had been deferred from fiscal 2005, as all revenue recognition criteria had not been met at the end of fiscal 2005.
Other Income Net. Other income, net in fiscal 2007 was $2.5 million as compared to $0.5 million in fiscal 2006, an increase of $2.0 million, primarily on account of interest income earned on our net proceeds from our initial public offering which are held in term deposits and demand deposits. Interest income was $3.5 million in fiscal 2007 as compared to $0.4 million in fiscal 2006. The increase in income was partially offset by foreign exchange loss. We recorded a foreign exchange loss of $1.4 million in fiscal 2007 as compared to a foreign exchange loss of $0.4 million in fiscal 2006.
Interest Expense. Interest expense in fiscal 2007 was $0.1 million, a decrease from $0.4 million in fiscal 2006.
Provision for Income Taxes. Provision for income taxes in fiscal 2007 was $2.6 million, an increase of 63.5% over our provision for income taxes of $1.6 million in fiscal 2006. Tax as a percentage of net income before tax was 8.8% in fiscal 2007 as compared to 7.9% in fiscal 2006.
Net Income. Net income in fiscal 2007 was $26.6 million compared to $18.3 million in fiscal 2006. Net margins were 7.5% in fiscal 2007 as compared to 9.0% in fiscal 2006. Net margins as percentage of revenue less repair payments were 12.1% in fiscal 2007 as compared to 12.3% in fiscal 2006.
Fiscal 2006 Compared to Fiscal 2005
Revenue. Revenue in fiscal 2006 was $202.8 million, an increase of 25.1% over revenue of $162.2 million in fiscal 2005. This increase in revenue of $40.6 million was primarily attributable to an increase in revenue from existing clients of $30.4 million on account of an expansion of the number of processes that we executed for these clients and an increase in volumes for the existing processes. The increase in revenue from new clients was $10.2 million, including an increase of $6.0 million attributable to the acquisition of Trinity Partners during the fiscal year. We also experienced a higher percentage growth in revenue from North American clients due to our increased investment in our ~~salesforce~~sales force in North America. Revenue from the UK, Europe (excluding the UK) and North America (primarily the US) accounted for $126.9 million, $25.4 million and $49.1 million, respectively, of our revenue for fiscal 2006, representing increase (decrease) of 20.2%, (8.3)% and 75.5%, respectively, from fiscal 2005.
Revenue Less Repair Payments. Revenue less repair payments in fiscal 2006 was $147.9 million, an increase of 49.4% over our revenue less repair payments of $99.0 million in fiscal 2005. This increase in revenue less repair payments of $48.9 million was primarily attributable to an increase in revenue less repair payments from existing clients of $39.2 million on account of an expansion of the number of processes that we executed for these clients and an increase in volumes for the existing processes. The increase in revenue less repair payments from new clients was $9.7 million, including an increase of $6.0 million that was attributable to the acquisition of Trinity Partners during the fiscal year. Contract prices across the various types of processes remained stable over this period. We realized increases in revenue less repair payments across each of our business units in fiscal 2006. Revenue less repair payments from the UK, Europe (excluding the UK) and North America (primarily the US) accounted for $73.3 million, $24.1 million and $49.1 million, respectively, of our revenue in fiscal 2006, representing increases of 43.7%, 26.3% and 75.5%, respectively, from fiscal 2005.
Cost of Revenue. Cost of revenue in fiscal 2006 was 71.9% of revenue as compared to 86.5% of revenue in fiscal 2005. Cost of revenue in fiscal 2006 was $145.7 million, an increase of 3.9% over our cost of revenue of $140.3 million in fiscal 2005. Employee costs increased by $20.1 million and travel costs increased by $3.4 million over this period due to an increase in headcount. In addition, infrastructure costs increased by $9.4 million due to the opening of two new operating centers, one each in Gurgaon and Nashik, and the expansion of existing centers. These increases were offset in part by a decline in payments made to repair centers, from $63.2 million in fiscal 2005 to $54.9 million in fiscal 2006. In addition, our cost of revenue in fiscal 2005 included a $19.2 million payment for client resources located in North America that we bore while transferring this client’s processes to our offshore delivery centers (see ~~“—~~“ — Overview — Expenses — Cost of Revenue”). Further, included in the cost of revenue in fiscal 2006 was $3.2 million relating to Trinity Partners.
Gross Profit. Gross profit in fiscal 2006 was $57.1 million, or 28.1% of revenue, as compared to $21.9 million, or 13.5% of revenue, in fiscal 2005. Gross profit as a percentage of revenue less repair payments was 38.6% in fiscal 2006 compared to 22.1% in fiscal 2005. The lower gross profit in fiscal 2005 was due to the payment for client resources in North America during the transfer period described above. We also recognized $2.4 million of revenue during fiscal 2006 that had been deferred from fiscal 2005, as all revenue recognition criteria had not been met at the end of fiscal 2005.
SG&A Expenses. SG&A expenses in fiscal 2006 were $36.3 million, an increase of 46.0% over our SG&A expenses of $24.9 million in fiscal 2005. Non-operating employee compensation was higher by $4.3 million and related travel expenses were higher by $~~5.4~~1.1 million largely on account of our increased marketing efforts in North America and the expansion of our management team. Share-based compensation costs, which are included in non-operating employee compensation, increased by $1.6 million in fiscal 2006 as compared to fiscal 2005. Other SG&A cost elements such as facilities costs increased by $3.9 million, professional fees increased by $1.9 million and depreciation increased by $~~6.0~~0.2 million in fiscal 2006 as compared to fiscal 2005. SG&A expenses as a percentage of revenue were 17.9% in fiscal 2006 compared to 15.3% in fiscal 2005. SG&A expenses as a percentage of revenue less repair payments were 24.6% in fiscal 2006 compared to 25.1% in fiscal 2005, as our revenue less repair payments grew more rapidly than our SG&A expenses.
Amortization of Intangible Assets. Amortization of intangible assets was $0.9 million in fiscal 2006, a decrease of 39.5% over $1.4 million in fiscal 2005. The decrease was on account of intangible assets acquired through our acquisition of Town & Country Assistance Limited in fiscal 2003, the majority of which were amortized through fiscal 2005 offset in part by the amortization related to intangible assets of $0.7 million from our acquisition of Trinity Partners in fiscal 2006.
Operating Income (Loss). Income from operations in fiscal 2006 was $19.9 million compared to a loss from operations of $(4.4) million in fiscal 2005, due to the reasons discussed above. Income from operations as a percentage of revenue was 9.8% in fiscal 2006, compared to a loss from operations as a percentage of revenue of (2.7)% in fiscal 2005. Income from operations as a percentage of revenue less repair payments was 13.4% in fiscal 2006, compared to a loss from operations as a percentage of revenue less repair payments of (4.4)% in fiscal 2005.
Other Income, Net. Other income, net in fiscal 2006 was $0.5 million, an increase from $0.2 million in fiscal 2005.
Interest Expense. Interest expense in fiscal 2006 was $0.4 million, a decrease from $0.5 million in fiscal 2005.
Provision for Income Taxes. Provision for income taxes in fiscal 2006 was $1.6 million, an increase of 47.4% over our provision for income taxes of $1.1 million in fiscal 2005, due to an increase of $0.9 million in taxes paid in the UK related to our auto claims business and a decrease of $0.4 million in the rest of our business in fiscal 2006.
Net Income (Loss). Net income in fiscal 2006 was $18.3 million compared to a net loss of $(5.8) million in fiscal 2005. We had a net income in fiscal 2006 as compared to a net loss in fiscal 2005 due to our revenue growth, as well as the lower cost of onshore client resources as described above. Net margins were 9.0% in fiscal 2006 as compared to (3.6)% in fiscal 2005. Net margins as a percentage of revenue less repair payments were 12.3% in fiscal 2006 as compared to (5.8)% in fiscal 2005.
Results by Reportable Segment
For purposes of evaluating operating performance and allocating resources, we have organized our company by operating segments. See Note 14 of the notes to our consolidated financial statements included elsewhere in this annual report. For financial statement reporting purposes, we aggregate the segments that meet the criteria for aggregation as set forth in SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” or SFAS No. 131. We have separately reported our auto claims segment (or WNS Assistance), as it does not meet the aggregation criteria under SFAS No. 131. Accordingly, pursuant to SFAS No. 131, we have two reportable segments: WNS Global BPO and WNS Auto Claims BPO.
WNS Global BPO is primarily delivered out of our offshore delivery centers in India and Sri Lanka. This segment includes all of our business activities with the exception of WNS Auto Claims BPO. WNS Auto Claims BPO is our automobile claims management business called WNS Assistance, which is primarily based in the UK and is part of our BFSI business unit. See “Item 4. Information on the Company — B. Business Overview — Business Process Outsourcing Service Offerings.” We report WNS Auto Claims BPO as a separate segment for financial statement reporting purposes since a substantial part of our reported revenue in this business consists of amounts invoiced to our clients for payments made by us to automobile repair centers, resulting in lower long-term gross margins when measured on the basis of revenue, relative to the WNS Global BPO segment.
Amounts we invoice our clients for the automobile repair costs that we pay to repair centers is recognized as revenue because we act as principal in our dealings with the repair centers and our clients in our WNS Auto Claims BPO business. We are responsible for the repairs, including determining the repair center to be used and negotiating labor rates with such repair centers. We also bear the credit risk of recovery of these payments from our clients beyond certain advance payments from our clients. However, since we wholly subcontract the repairs to the repair centers, we evaluate our business performance based on our revenue net of these payments to repair centers, which we call revenue less repair payments. Though a non-GAAP measure, we believe that revenue less repair payments reflects more accurately the value of our services to our clients, and we use revenue less repair payments as the primary measure to allocate resources and evaluate segmental performance. We also use segment operating income (loss), which is defined as segment income (loss) before unallocated costs, as a secondary measure to evaluate segment performance during a period. Operating margins in our WNS Auto Claims BPO segment, when calculated on the basis of revenue less repair payments, are comparable to operating margins in our WNS Global BPO segment.
Our management allocates resources based on segment revenue less repair payments and measures segment performance based on revenue less repair payments and to a lesser extent on segment operating income. The accounting policies of our reportable segments are the same as those of our company. See “— Critical Accounting Policies.” We may in the future change our reportable segments based on how our business evolves. The following table shows revenue and revenue less repair payments for our two reportable segments for the periods indicated:

	Year Ended March 31, 2007		Year Ended March 31, 2006		Year Ended March 31, 2005
	WNS Global	WNS Auto	WNS Global	WNS Auto	WNS Global	WNS Auto
	BPO	Claims BPO	BPO	Claims BPO	BPO	Claims BPO
	(US dollars in millions)
Segment revenue (1)	$195.0	$158.8	$125.2	$79.6	$78.6	$85.2
Less: Payments to repair centers	—	132.6	—	54.9	—	63.2
Revenue less repair payments (1)	195.0	26.2	125.2	24.7	78.6	22.0
~~Depreciation~~Cost of revenues (2)	~~12.8~~122.1	~~2.0~~17.0	~~8.7~~76.8	~~1.8~~15.9	~~6.9~~62.6	~~1.5~~16.0
Other costs (3)	~~154.9~~45.6	~~19.1~~4.2	~~99.0~~30.9	~~17.8~~3.6	~~77.8~~22.1	~~17.1~~2.6

Segment operating income (loss)	$27.3	$5.1	$17.5	$5.1	$(6.1)	$3.4

Notes:

(1)	Segment revenue ~~includes~~and revenue less repair payments include inter-segment revenue of $1.5 million for fiscal 2007, $2.0 million for fiscal 2006 and $1.6 million for fiscal 2005.

(2)	Cost of revenue includes inter-segment expenses of $1.5 million for fiscal 2007, $2.0 million for fiscal 2006 and $1.6 million for fiscal 2005 and excludes stock-based compensation expenses of $1.0 million for fiscal 2007, $0.1 million for fiscal 2006 and $0.0 million for fiscal 2005,which are not allocable between our segments.

(3)	Excludes stock-based compensation expenses of $2.7 million for fiscal 2007, $1.8 million for fiscal 2006 and $0.2 million for fiscal 2005,which are not allocable between our segments. SG&A expenses comprise other costs and stock-based compensation expenses.
In fiscal 2007, WNS Global BPO accounted for 54.9% of our revenue and 88.1% of our revenue less repair payments, compared to 60.8% of our revenue and 83.3% of our revenue less repair payments in fiscal 2006.
WNS Global BPO

Segment Revenue. Revenue in the WNS Global BPO segment increased by 55.7% to $195.0 million in fiscal 2007 from $125.2 million in fiscal 2006. Revenue in this segment increased by 59.3% to $125.2 million in fiscal 2006 from $78.6 million in fiscal 2005. ~~Increases during both these periods were~~The increase in fiscal 2007 compared to fiscal 2006 was primarily driven by an increase in the volume of transactions executed for existing clients ~~and an increase in revenue from new clients.~~, which contributed $56.3 million of the increase, and an increase in revenue from new clients, which contributed $13.5 million of the increase. The increase in fiscal 2006 compared to fiscal 2005 was primarily driven by an increase in the volume of transactions executed for existing clients, which contributed $36.1 million of the increase, and an increase in revenue from new clients, which contributed $10.5 million of the increase. Contract prices across the various types of processes remained substantially stable over these periods.
Segment Operating Income (Loss). Segment operating income in the WNS Global BPO segment increased by 55.7% to $27.3 million in fiscal 2007 from ~~an operating income of~~ $17.5 million in fiscal 2006. This change was primarily attributable to ~~increased revenues.~~ an increase in revenue in fiscal 2007. The increase in revenue was partially offset by higher cost of revenue and other costs. The key components of our cost of revenue are employee costs (which comprise employee salaries and costs related to retention and training), infrastructure-related costs (which comprise depreciation charges, lease rentals, facilities management costs and telecommunication network costs), and travel related costs. Employee related costs represent the largest component of our cost of revenue for the WNS Global BPO segment. Our cost of revenue increased by $45.3 million to $122.1 million in fiscal 2007 from $76.8 million in fiscal 2006, primarily on account of an increase in employee costs by $27.6 million and an increase in travel costs by $2.6 million due to the increase in headcount. In addition, infrastructure costs increased by $15.1 million due to the opening of two new delivery centers, one each in Pune and Mumbai, and the expansion of existing centers. The key components of our other costs are corporate employee costs for sales and marketing, general and administrative and other support personnel, travel expenses, legal and professional fees, brand building expenses, and other general expenses not related to cost of revenue. Our other costs increased by $14.7 million to $45.6 million in fiscal 2007 from $30.9 million in fiscal 2006. The increase in other costs was primarily on account of an increase in non-operating employee costs by $5.5 million, an increase in travel expenses by $2.4 million and an increase in professional fees by $1.1 million due to an increase in our marketing efforts and the expansion of our management team. In addition, administration costs increased by $5.7 million due to the setting up of two new delivery centers, one each in Pune and Mumbai, and the expansion of existing delivery centers. Segment operating margin for fiscal 2007 remained unchanged at 14.0% of revenue as compared to fiscal 2006.
Segment operating income in the WNS Global BPO segment increased by $23.6 million to $17.5 million in fiscal 2006 from a segment operating loss of $6.1 million in fiscal 2005. This change was primarily attributable to the impact of our bearing the cost of client resources in North America of $19.2 million in fiscal 2005, as explained above (see “— Overview — Expenses — Cost of Revenue”) and an increase in revenue in fiscal 2006, which was partially offset by higher cost of revenue and other costs. Our cost of revenue increased by $14.2 million to $76.8 million in fiscal 2006 from $62.6 million in fiscal 2005 primarily on account of an increase in employee costs by $19.8 million and an increase in travel costs by $3.4 million due to the increase in headcount. In addition, infrastructure costs increased by $10.2 million due to the opening of two new delivery centers, one each in Gurgaon and Nashik, and the expansion of existing delivery centers. Further, included in the cost of revenue in fiscal 2006 was $3.2 million relating to Trinity Partners. Our other costs increased by $8.8 million to $30.9 million in fiscal 2006 from $22.1 million in fiscal 2005 primarily on account of an increase in our non-operating employee costs by $2.6 million, an increase in travel costs by $1.1 million and an increase in professional fees by $1.3 million due to an increase in our marketing efforts in North America and the expansion of our management team. In addition, administration costs increased by $3.8 million due to the setting up of two new delivery centers, one each in Gurgaon and Nashik, and the expansion of existing delivery centers. Segment operating margin for fiscal ~~2007 remained unchanged at~~2006 improved to 14.0% of revenue as compared to ~~fiscal 2006.~~(7.8)% in fiscal 2005.
WNS Auto Claims BPO
Segment Revenue. Revenue in the WNS Auto Claims BPO segment increased by 99.5% to $158.8 million in fiscal 2007 from $79.6 million in fiscal 2006, primarily due to the addition of a significant new client, which contributed $59.1 million of the increase, and the assumption of the role as principal in our dealings with third party repair centers for our accident management services for an existing significant client, which contributed

$52.7 million of the increase. This increase in revenue was partially offset by a decrease in revenues from existing clients of $32.6 million. Payments made to repair centers in fiscal 2007 were $132.6 million, an increase of 141.5% from $54.9 million in fiscal 2006. This was primarily due to the addition of a significant new client, which contributed $51.4 million of the increase, and our assumption of the role as principal in our dealings with third party repair centers for accident management services for an existing significant client, which contributed $53.6 million of the increase. This increase in revenue was partially offset by a decrease in revenues from existing clients of $27.3 million. Revenue less repair payments in this segment increased by 6.1% to $26.2 million in fiscal 2007 from $24.7 million in fiscal 2006, due to the addition of a significant new client. Revenue in this segment decreased by 6.6% to $79.6 million in fiscal 2006 from $85.2 million in fiscal 2005. Payments made to repair centers in fiscal 2006 were $54.9 million, a decrease of 13.1% from $63.2 million in fiscal 2005. This was primarily due to a loss of a significant client. Revenue less repair payments in this segment increased by 12.2% to $24.7 million in fiscal 2006 from $22.0 million in fiscal 2005, driven by the growth in new claims processing clients as well as continued increases in claims processed on behalf of our existing clients. Contract prices across the various types of processes remained substantially stable over these periods.
Segment Operating Income. Segment operating income decreased by 1.4% to $5.07 million in fiscal 2007 from $5.14 million in fiscal 2006. Segment operating income as a percentage of revenue less repair payments was 19.4% in fiscal 2007 as compared to 20.8% in fiscal 2006. This decrease of 1.4% was mainly on account of a ramp up for a significant customer. As claims management revenue is recognized over the period that claims are processed, a portion of such revenue is deferred at the end of a period. Our processing period was two to six months. Since the first quarter of fiscal 2007, we have reduced the processing period to generally range from two to three months. Claims management revenue deferred at March 31, 2006 was higher than claims management revenue deferred at March 31, 2007 by $0.2 million. ~~Segmental~~In addition, our increase in revenue in fiscal 2007 was offset by an increase in our cost of revenue and other costs. Our cost of revenue increased by $78.8 million to $149.6 million in fiscal 2007 from $70.8 million. The largest component of our cost of revenue is payments to repair centers as part of our automobile management services where we arrange for repairs through a network of repair centers. Other primary components of our cost of revenue are employee costs (which comprise employee salaries and costs related to retention and training), infrastructure-related costs (which comprise depreciation charges, lease rentals, facilities management costs and telecommunication network costs), and travel costs. The increase in cost of revenue was primarily on account of an increase in payments to repair centers by $77.7 million to $132.6 million in fiscal 2007 from $54.9 million in fiscal 2006 due to the addition of a new client which accounted for $51.4 million of the increase and an increase in business from existing clients which accounted for the balance of $26.3 million, an increase in infrastructure related costs by $1.1 million and an increase in travel costs by $0.1 million. This increase was partially offset by a decrease in our employee costs by $0.1 million. The key components of our other costs are non-operating employee costs, travel costs, professional expenses and administration related costs. Our other costs increased by $0.6 million to $4.2 million in fiscal 2007 from $3.6 million in fiscal 2006 due to an increase in non-operating employee costs by $0.3 million and an increase in our professional expenses by $0.2 million as a result of our increased marketing efforts and the expansion of our management team. In addition, our administration costs increased by $0.1 million. Our travel costs remained stable during this period. Segment operating margin for fiscal 2007 decreased by 3.2% to 3.2% of revenue as compared to 6.4% fiscal 2006.
Segment operating income increased by ~~53.4~~51.2% to $5.1 million in fiscal 2006 from $~~3.3 million~~3.4 million in fiscal 2005. Segment operating income as a percentage of revenue less repair payments was 20.8% in fiscal 2006 as compared to 15.4% in fiscal 2005. The increase in segment operating income of $~~1.8~~1.7 million was ~~due~~partly attributable to a 12.2% increase in revenue less repair payments in fiscal 2006. Claims management revenue deferred at March 31, 2005 was higher than claims management revenue deferred at March 31, 2006 by $1.7 million. The increase in segment operating income was also attributable to a decrease in our cost of revenue by $8.4 million to $70.8 million in fiscal 2006 from $79.2 million in fiscal 2005, which was partially offset by an increase in other costs. Our cost of revenue decreased due primarily to a decrease in the payments to repair centers by $8.3 million to $54.9 million in fiscal 2006 from $63.2 million in fiscal 2005 as result of the loss of a significant client and a decrease in infrastructure related costs by $0.3 million. This decrease was partially offset by an increase in employee costs by $0.2 million mainly on account of an increase in headcount. Our travel costs remained substantially stable. Our other costs increased by $1.0 million to $3.6 million in fiscal 2006 from $2.6 million in fiscal 2005 primarily on account of an increase in non-operating employee costs by $0.1 million, an increase in professional expenses by $0.6 million and an increase in administration costs by $0.3 million on account of our increased marketing efforts and the expansion of our management team. Segment operating margin for fiscal 2006 increased by 2.4% to 6.4% of revenue as compared to from 4.0% in fiscal 2005.
Proposed Revised Disclosure in Response to Comment 6
Cash Flows from Operating Activities
Cash flows provided by operating activities were $39.3 million for fiscal 2007 and $34.8 million for fiscal 2006. The increase in cash flows from operating activities in fiscal 2007 as compared to fiscal 2006 was attributable to an increase ~~in profits~~ by $~~8.3~~12.0 million ~~and an increase in non-cash expenditures, primarily~~in net income as adjusted for depreciation ~~and stock~~, amortization, share-based compensation, ~~by $3.7 million~~allowance for doubtful accounts and deferred income taxes. This increase was partially offset by an increase of $7.5 million in working capital. The increase in working capital was primarily attributable to an increase in accounts receivable by $7.0 million on account of increased revenues, an increase in prepaid expenses of $1.4 million primarily on account of an option premium paid on our foreign exchange hedging contracts, an increase in advances of $5.8 million primarily due to service tax paid that was recoverable from the Government of India and higher corporate tax paid by our UK subsidiary, a decrease in accounts payable by $5.7 million and an increase in excess tax benefits from share based compensation aggregating to $5.7 million. The increase was partially offset by an increase in accounts payable and accruals by $6.8 million due to an increase in the volume of work, an increase in deferred revenue by $10.3 million arising primarily from advance billing by us for projects which have not been completed and a decrease in deposits by $1.0 million.
Accounts receivables as of March 31, 2007 and March 31, 2006 represented 11.5% and 13.8% of our revenue in fiscal 2007 and fiscal 2006, respectively. The lower receivable as a percentage of our annual revenue in fiscal 2007 was primarily due to better collections of accounts receivables in fiscal 2007.